GAI Agility Income Fund


ITEM 77Q.2.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

For the most recent fiscal year, to the Fund's knowledge, based solely on a review of reports furnished to the Fund and on representations made, all required persons, except as noted below, complied with all filing requirements pursuant to Section 16(a).

A Form 4 filing was not timely filed on behalf of the Fund's Adviser. Form 4 has since been filed for the Fund's
Adviser.

A Form 3 filing was not timely filed on behalf of an affiliate of the Fund's Adviser. Form 3 has since been filed for the affiliate of the Fund's Adviser.

A Form 4 filing was not timely filed on behalf of one officer of the Fund. Form 4 has since been filed for the officer of the Fund.